Raveler, Inc.

<u>SHAREHOLDERS AGREEMENT</u>

DATED as of April 4, 2018

<u>TABLE OF CONTENTS</u>

Raveler, Inc.

SHAREHOLDERS AGREEMENT

This Stockholders' Agreement ("Agreement") is made by and among Raveler, Inc., a Massachusetts corporation (the "Corporation" or "Company"), and each of the Corporation's shareholders whose names are set forth on the signature page(s) hereof, as well as each party that becomes a shareholder of the Corporation after the date hereof (each, a "Shareholder" or "Stockholder" and collectively, the "Shareholders" or "Stockholders").

PREAMBLE

A. Each Shareholder holds the number of shares of Common Stock set forth below opposite his signature, representing in the aggregate all of the issued and outstanding shares of Common Stock.]

B. The Shareholders and the Corporation desire to provide for the continuity and maintenance of the proficient management, control and operation of the business of the Corporation.

C. The Shareholders recognize that to accomplish their objectives they should restrict the transfer of Shares of the Corporation's equity now or hereafter owned by the Shareholders ("Shares"), provide for a method whereby a Shareholder can dispose of his or her Shares, and provide for certain other matters.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, the parties hereto hereby agree as follows:

1. Voluntary Transfers.

No Shareholder shall assign, exchange, encumber, pledge, transfer, or otherwise dispose of any Shares in whole or in part except pursuant to the terms of this Agreement. Any Shareholder (an "Offering Shareholder") may sell any Shares owned or deemed by the terms of this Agreement to be owned by him to a bona fide purchaser as provided herein, except that no such sale shall be made unless and until the Offering Shareholder shall have first made the offers to sell required by Paragraph 1.2 hereof and such offers shall not have been accepted in accordance with the provisions of Paragraphs 1.3, 1.4 and 1.5 hereof.

The Offering Shareholder shall deliver to the Corporation and each other Shareholder a notice of the Offering Shareholder's intention to sell Shares setting forth (i) the number of Shares which the Offering Shareholder intends to sell, (ii) the name and address of the prospective purchaser to whom the Offering Shareholder intends to sell such Shares (the "Prospective

Purchaser"), (iii) the terms of the intended sale, and (iv) an offer from the Offering Shareholder to sell to the Corporation and, if such Corporation fails to accept timely such offer, to the other Shareholders, the Shares which the Offering Shareholder intends to sell to the Prospective Purchaser upon terms identical to those set forth with respect to the proposed sale to the Prospective Purchaser (the "Shareholder's Offer").

The Corporation may, at its option, by giving written notice to the Offering Shareholder within thirty (30) days of the Shareholder's Offer, elect to accept the Shareholder's Offer and purchase from the Offering Shareholder, for the total purchase price and upon all of the other terms specified in the Shareholder's Offer, all (but not less than all) of the Shares referred to in the Shareholder's Offer.

If the Corporation shall fail to exercise its option to accept the Shareholder's Offer in accordance with the foregoing Paragraph 1.3, each other Shareholder may, at his option, by giving written notice to the Offering Shareholder within thirty (30) days after the termination of the thirty (30) day period set forth in the foregoing Paragraph 1.3, elect to accept the Shareholder's Offer and purchase from the Offering Shareholder for the total purchase price and upon all of the other terms specified in the Shareholder's Offer, all (but not less than all) of the Shares referred to in the Shareholder's Offer. If more than one other Shareholder exercises his option hereunder, the exercising Shareholders shall be entitled to purchase the Shares referred to in the Shareholder's Offer pro rata in proportion to the respective number of Shares then owned by such Shareholders.

If the Corporation and the other Shareholders shall fail to exercise their respective options to accept the Shareholder's Offer in accordance with the foregoing Paragraphs 1.3 and 1.4, the Offering Shareholder may by a bona fide sale, transfer to the Prospective Purchaser the Shares specified in the Shareholder's Offer, provided, such sale shall be made only in strict accordance with the terms set forth in the Shareholder's Offer; and provided, further, that the Prospective Purchaser shall, as a condition precedent to the sale of the Shares to him, become a party to this Agreement by executing and delivering to the Corporation an Instrument of Adherence in the form of Exhibit A annexed hereto, which executed Instrument of Adherence shall thereupon become a part of this Agreement. Notwithstanding anything to the contrary contained herein, the Offering Shareholder shall have no right to sell any Shares to the Prospective Purchaser if the Corporation's or any other Shareholder's failure to exercise timely their respective options to purchase pursuant to Paragraphs 1.3 and 1.4 hereof shall have been caused by the acts or omissions of the Offering Shareholder. If the Offering Shareholder shall fail to make the transfer to the Prospective Purchaser provided for hereunder within thirty (30) days after the expiration of the period specified for acceptance of the Shareholder's Offer by the other Shareholders under Paragraph 1.4, then all of the Shares referred to in the Shareholder's Offer shall thereupon become and thereafter be again subject, in the hands of the Offering Shareholder, to all of the restrictions and provisions of this Agreement.

If the Corporation or any Shareholder shall timely elect to accept the Shareholder's Offer, the closing shall be held within a reasonable time, not to exceed thirty (30) days, after notice of such election shall have been given to the Offering Shareholder pursuant to Paragraphs 1.3 or 1.4 hereof. The terms of the Corporation's or any Shareholder's purchase shall be the same a those set forth in the Shareholder's Offer, except that the closing shall take place as provided herein and the Corporation or any Shareholder may, at its or his option, pay for the purchased Shares either as specified in the Shareholder's Offer or by payment as follows:

(a) the full amount of the purchase price in cash or by certified or bank check; or

(b) thirty-three percent (33%) of the total purchase price in cash or by certified or bank check and a promissory note of the Corporation or the purchasing Shareholder in a principal amount equal to the balance of such purchase price. Any such promissory note shall be dated the date of the closing and shall be substantially in the form of Exhibit B annexed hereto. The principal amount of any such promissory note shall be paid in a series of two semiannual installments, each equal to one-half of such principal amount, and payable six months and one year after the closing, respectively. Any such promissory note shall bear interest from the date thereof on the unpaid principal balance thereof at an annual rate equal to the rate of interest in effect on the date of the closing designated by the prime interest rate (+ 1.5%). Interest shall be payable in arrears on each principal installment payment date.

Any shareholder of the Corporation may become a Shareholder party to this Agreement by executing an Instrument of Adherence in the form of Exhibit A annexed hereto, which executed Instrument of Adherence shall become a part of this Agreement upon acceptance by the Corporation.

2. Exceptions to Voluntary Transfer Restrictions.

§1 shall not bar a transfer, assignment or sale of Shares by a Shareholder to, or for the benefit of, such Shareholder's parents, siblings, spouse and issue, spouses of such Shareholder's issue and any trust for the benefit of, or the legal representative of, any of the preceding persons (each, an "Immediate Family Member"), who shall take such Shares subject to all the limitations of this Agreement. For purposes of this Agreement, such Shares transferred to an Immediate Family Member during the lifetime of the present owner shall be deemed to be owned and held by such present owner rather than by the transferee, and prior to any such transfer, assignment or sale such transferee shall execute an Instrument of Adherence in the form of Exhibit A annexed hereto, which executed Instrument of Adherence shall thereupon become a part of this Agreement.

3. Right of Participation in Sales
3.1 Tag-Along Rights.

a. In the event that any shareholder (or group of groupholders collectively holding at least 60% of shares) propose, in a single transaction or a series of related transactions, to voluntarily sell to any party (other than a permitted transferee pursuant to Section 8 hereof) for valid consideration in bona fide/arms-length transaction for value more than fifty percent (50%) of the Shares as held by them on the date hereof (a "Control Transaction"), then each Stockholder shall be entitled (but not obligated) to sell a portion of the Shares held by such Stockholder upon the terms of such Control Transaction in accordance with this Section ("Tag-Along Rights").

b. The Company shall provide the Stockholders a minimum of thirty (30) days written notice prior to closing a Control Transaction (the "Tag-Along Notice"), which Tag-Along Notice shall provide sufficient details regarding the price and terms of the Control Transaction. Upon receipt of the Tag-Along Notice, each Stockholder shall have ten (10) business days to provide written notice to the Company of such Stockholder's intention to exercise such Stockholder's Tag-Along Rights (the "Tag-Along Exercise Notice"), which Tag-Along Exercise Notice shall indicate the portion of such Stockholder's Shares that he/she/it wishes to sell pursuant to such Control Transaction. Exercise by a Stockholder of a Tag-Along Exercise Notice shall be deemed an irrevocable acceptance by the exercising Member of the terms of the Control Transaction, thereby obligating such exercising Stockholder to sell such Stockholder's Shares in accordance with the terms of the Control Transaction. Notwithstanding the foregoing, the number of Shares such Stockholder shall actually be entitled to sell in the Control Transaction shall equal a pro-rata portion of the total number of Shares which the purchasers are willing to purchase determined in relation to the number of Shares which Stockholders selling Shares have indicated a desire to sell in the Control Transaction.

3.2 Drag Along Rights.

a. Notwithstanding anything to the contrary contained in this Agreement, in the event that the sale of the Company (whether by merger, reorganization, consolidation, sale of all or substantially all of the Company's assets or sale, directly or indirectly, of all of the outstanding Shares) to an unaffiliated third-party is approved by (i) the Board of Directors of the Company and (ii) the Supermajority Shareholders (an "Approved Sale"), each and every one of the other Stockholders (each, a "Drag-Along Owner") agrees to sell in such Approved Sale all Shares held by such Drag-Along Owner for the same form and amount of consideration per class of Share and otherwise on the same terms and conditions upon which all other Stockholders sell their Shares.

b. Each Stockholder hereby waives, to the extent permitted by applicable law, all rights to object to or dissent from such Approved Sale and hereby agrees to consent to and raise no objections against such Approved Sale. The Company and the Stockholders hereby agree to cooperate fully in any Approved Sale and not to take any action prejudicial to or inconsistent with such Approved Sale.

c. At least thirty (30) days prior to the anticipated closing date of an Approved Sale, the Company shall provide a written notice (the "Drag-Along Notice") of the

Approved Sale to the Drag-Along Owners. The Drag-Along Notice must set forth the consideration per Shares (per Share class, if applicable) to be paid in such Approved Sale and the other terms and conditions of the Approved Sale and include copies of the documents to be executed by such Drag-Along Owners (collectively, "Ancillary Documents"), which may include, but not be limited to, transfer agreements, sale agreements, escrow agreements, consents, assignments, releases and waivers. Not later than 15 days after receipt of the Drag-Along Notice, each of the Drag-Along Owners shall deliver to the President an unconditional agreement in writing to sell all of such Drag-Along Owner's right, title and interest in such Drag-Along Member's Shares pursuant to this Section simultaneously with the consummation of such Approved Sale in exchange for delivery to such Drag-Along Owner of the consideration therefor and all Ancillary Documents required to be executed in connection with such Approved Sale (the release of which may be conditioned upon consummation of the Approved Sale). Each Stockholder will be obligated to (i) pay its respective pro rata share of the expenses incurred by the Stockholders in connection with any such Approved Sale to the extent not paid or reimbursed by the Company or unaffiliated third-party purchaser; provided, that no Stockholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Approved Sale, and (ii) shall be responsible for such Stockholder's *pro rata* share in any purchase price adjustments, indemnification or other obligations that the sellers of Shares, other equity interests or assets are required to provide in connection with such sale so that proceeds will be distributed as if they had been distributed after giving effect to such adjustments, indemnification and other obligations (other than any such obligations that relate specifically to a particular Stockholder, such as indemnification with respect to representations and warranties given by a Stockholder individually regarding such Stockholder's title to and ownership of Shares); provided, that all representations, warranties, covenants and indemnities shall be made by the Stockholders severally and not jointly and no Stockholder will be obligated in connection with an Approved Sale to be liable for the inaccuracy of any representation or warranty made by any other Stockholder or to agree to indemnify or hold harmless the transferees with respect to an amount in excess of the net cash proceeds paid to such Stockholder in connection with such Approved Sale and upon the consummation of the Approved Sale each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock. In connection with any Approved Sale, each Stockholder appoints each of the President and the Secretary or its designee as its representative to make all decisions in connection with any sale agreement (including the right to resolve any potential indemnification claims or other disputes on behalf of all Stockholders). In the event that any Stockholder receives a Drag-Along Notice pursuant to this section, such Stockholder agrees to use its commercially reasonable efforts, to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, under applicable laws and regulations (including, without limitation, to ensure that all appropriate legal and other requirements are met and all consents of third parties are obtained), to consummate the proposed transactions contemplated by this Section. If any such vote is required by applicable law, each Stockholder agrees that, in addition to any of the requirements of the immediately preceding sentence, such Stockholder shall vote all of its Shares in favor of the transaction. The Stockholders hereby appoint the President and the Secretary or its designee as its attorney in fact to enter into any agreements to effectuate this section. If the closing of the Approved Sale does not occur within 90 days following the date of the Drag-Along Notice, on the terms set forth therein, the Company and the Stockholders may not then effect a transaction subject to this section without again fully complying with the provisions of this this section.

4. **Voting of Shares.**

    a.   Voting Matters.   Notwithstanding anything to the contrary contained in this Section, and without limiting any provision of the Massachusetts Business Corporation Act or the Bylaws requiring a greater percentage, the prior approval of (x) a majority of the members of the Board, and (y) Stockholders holding at least fifty five percent (55%) of the outstanding Shares (herein referred to as the "Supermajority Shareholders") on the date of such action shall be required prior to taking the following actions in the name or on behalf of the Corporation or, except as hereinafter indicated, any subsidiary thereof:

(i)   amending, altering or repealing any of the provisions of its Articles of Incorporation or Bylaws;

(ii)   voluntarily dissolving, liquidating, winding-up or carrying out any partial liquidation or transaction in the nature of a partial liquidation;

(iii)   merging or consolidating with or into any other entity;

(iv)   authorizing, designating, reclassifying, creating, issuing or agreeing to issue any equity or debt security, or any option or any convertible security with respect to its capital stock, including, without limitation, any New Securities (defined below);

(v)   adopting, amending or modifying any stock option plan or stock purchase plan or other plan for the benefit of its employees, directors or consultants, or approving any grants thereunder;

(vi)   purchasing or redeeming (or permitting any subsidiary to purchase or redeem) or pay or declare any dividend, or make any distribution on, any shares of capital stock of the Corporation; and

(vii)   borrowing any money in excess of $75,000.

4.1 Voting Provisions Regarding Board of Directors.

a. <u>Agreement to Vote</u>. Each Stockholder, hereby agrees on behalf of itself and any transferee or assignee of any such Shares, to hold all of the Shares registered in its name subject to, and to vote all such Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement.

b. <u>Size of the Board</u>. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, to ensure that the size of the Board shall be set and remain at three (3) directors and may be increased only with the unanimous vote or written consent of the Board.

c. <u>Board Composition</u>. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders

5. **Options to Repurchase Shares.**

a. <u>Default or Bankruptcy of a Shareholder</u>. If any Shareholder (including any Immediate Family Member to whom Shares are transferred), at any time during the period of his, her or its ownership of Shares of the Corporation, becomes bankrupt, insolvent or files any debtor's proceedings, or takes or has taken against him, her or it any proceeding of any kind or character whatsoever under any provisions of any applicable bankruptcy or insolvency law seeking any readjustment, arrangement, composition, postponement or reduction of debts, liabilities or obligations (in the case of an involuntary proceeding, which is not dismissed or removed within sixty (60) days), or is subject to a transfer of his, her or its Shares by operation of law, or commits any breach of the agreements or provisions contained herein (the occurrence of any such event being hereinafter called a "default"), the Corporation shall have the option to purchase Shares owned by such Shareholder in default (the "Defaulting Shareholder"), and by any of such Defaulting Shareholder's Immediate Family Members to whom Shares were transferred, as hereinafter provided, without prejudice to any other right or remedy which the Corporation may have under law or pursuant to this Agreement.

b. <u>Exercise of Options; Closing</u>. The Corporation may exercise the option provided under paragraph (a) of this §5 by giving written notice of exercise to the Shareholder (and any of the Shareholder's Immediate Family Members to whom Shares were transferred) at any time after the right to exercise such option arises (the "Option Notice"). Upon the giving of such Option Notice, the Shareholder (and such Immediate Family Members) shall automatically be deemed to have offered to sell all of his, her or its (and their respective) Shares, and the Corporation shall be obligated to purchase such shares, with the closing of the purchase and sale to take place within a reasonable time, not to exceed ninety (90) days, after such Notice. At the closing, the selling Shareholder (and any Immediate Family Members to whom Shares were transferred) shall deliver to the Corporation the certificates representing his, her or its (and their) Shares, together with a duly executed stock power sufficient to transfer ownership of the Shares, and the Corporation shall pay for the Shares at the purchase price and in the manner hereinafter provided.

c. <u>Purchase Price</u>.

(i) In the event the Corporation's option to repurchase Shares arises under paragraph (a), the purchase price per Share shall be the book value of the Corporation (as shown on the books of account of the Corporation kept in the regular course of its business) divided by the total number of shares of the Corporation's Common Stock issued and outstanding as of the last day of the month immediately preceding the month on which the Option Notice is given ("Book Value").

d. <u>Method of Payment</u>.

(i) Default or Bankruptcy [or Termination for Cause]. In the event the Corporation's option to repurchase Shares arises under paragraph (a) of this §5, the Corporation shall pay for the Shares as follows:

At the closing provided in paragraph (c) hereof, the Corporation shall pay an amount equal to [the Book Value] in full in cash or by certified or bank check of the Corporation.

(ii) Termination for Other Reasons. In the event the Corporation's option to repurchase Shares arises for any other reason, the Corporation shall pay for the Shares as follows:

At the closing provided in paragraph (c) hereof, the Corporation shall pay an amount equal to the Fair Market Value:

(x) in full in cash or by certified or bank check; or

(y) thirty-three percent (33%) in cash or by certified or bank check and by delivery of a promissory note of the Corporation in substantially the form of Exhibit B annexed hereto in a principal amount equal to the balance thereof payable on the anniversary date of the closing.

6. Right to Future Stock Issuances.

a. General. Each Stockholder has the right of first refusal to purchase such Stockholder's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 6(b) below) that the Company may from time to time issue after the date of this Agreement. A Stockholder's "*Pro Rata Share*" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Shares owned by such Stockholder, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

b. New Securities. "*New Securities*" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (b) shares of

Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; or (c) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "*Board*").

c. Procedures. In the event that the Company proposes to undertake an issuance of New Securities, it shall give to each Stockholder a written notice of its intention to issue New Securities (the "*Notice*"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities. Each Stockholder shall have ten (10) days from the date such Notice is effective based upon the manner or method of notice, to agree in writing to purchase such Stockholder's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Stockholder's Pro Rata Share).

d. Failure to Exercise. In the event that the Stockholders fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Stockholders' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Stockholders. In the event that the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Stockholders pursuant to this Section 6**.**

7. **Transfer in Violation of Agreement.**

If any transfer of Shares is made or attempted contrary to the provisions hereof, or if Shares are not offered to the Corporation or the other Shareholders as required hereby, the Corporation or such Shareholders shall have the right to purchase said Shares from a transferring Shareholder or his transferee at any time before or after the transfer, as hereinabove provided. In addition to any other legal or equitable remedies which it may have, the Corporation may enforce its rights by actions for specific performance (to the extent permitted by law) and may refuse to recognize any transferee as one of its shareholders for any purpose, including without limitation for purposes of dividend and voting rights, until all applicable provisions hereof have been complied with.

8. **Legend on Certificate.**

In order to effectuate the terms of this Agreement, each certificate of stock issued to each of the Shareholders evidencing ownership of Shares shall bear the following legend upon its face:

"The Shares of stock evidenced by this certificate are subject to certain restrictions on their transfer [and subject to an agreement on voting] contained in a certain agreement to which the Corporation is a party. The Corporation will furnish a copy of such agreement to the holder of this certificate upon written request and without charge."

9. Miscellaneous.

This Agreement shall be binding upon, and inure to the benefit of the parties hereto, their heirs, legal representatives, successors and assigns.

If any of the terms, provisions or conditions of this Agreement or the application thereof in any circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such term, provision or condition to circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby, and each of the terms, provisions and conditions of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Commonwealth of Massachusetts.

No assent, express or implied, by the Corporation or any Shareholder to any breach in or default of any agreement or condition herein contained on the party of any other Shareholder shall constitute a waiver of or assent to any succeeding breach in or default of the same or any other agreement or condition hereof.

In this Agreement, the use of any of the three genders shall be deemed to include the other two. Furthermore, any notices, consents, offers, or other actions required by a Shareholder that is not a natural person, shall be deemed to apply and refer to the trustee or other then authorized individual of such Shareholder at the time of such notice, consent, offer or other action.

No amendment or modification of this Agreement shall be valid unless the same is in writing and signed by the Supermajority Shareholders. Notwithstanding the foregoing, this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Stockholder without the written consent of such Stockholder, unless such amendment, modification, termination, or waiver applies to all Stockholders in the same fashion. Notwithstanding the foregoing, this Agreement may be amended by the Company from time to time to add transferees of any Shares in compliance with the terms of this Agreement without the consent of the other parties or to any additional Stockholder who becomes a party to this Agreement.

The headings in this Agreement are for convenience of identification only, do not constitute a part hereof, and shall not affect the meaning or construction hereof.

This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. In making proof of this Agreement it shall not be necessary to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, this Agreement has been executed under seal by the parties hereto as of the day and year first above written.

Shareholder

By:

Full name:

Raveler, Inc.

By:

Jaime van Schyndel, President, Raveler Inc

EXHIBIT A

INSTRUMENT OF ADHERENCE

The undersigned, _____, in order to become the owner or holder of shares of the Common Stock, no par value per share, of **Raveler, Inc.** (the "Corporation"), hereby agrees to become a Shareholder party to the Shareholders Agreement between the Corporation and the shareholder parties thereto dated as of April 4, 2018. (the "Shareholders Agreement"). This Instrument of Adherence shall take effect and shall become a part of said Shareholders Agreement immediately upon execution.

Executed under seal as of the date set forth below under the laws of the Commonwealth of Massachusetts:

Signature:

Address:

Date:

Accepted:

By:

Date:

EXHIBIT B

NONNEGOTIABLE PROMISSORY NOTE

$*   [Date]

FOR VALUE RECEIVED, the undersigned, (the "Debtor"), by this Promissory Note ("this Note"), absolutely and unconditionally promises to pay [ ] (the "Payee") the principal sum of * Dollars ($*), and to pay interest on the principal sum outstanding hereunder from time to time from the date hereof until the said principal sum or the unpaid portion thereof shall have become due and payable at the rate equal to the rate of interest per annum announced as of the date hereof prime rate + 1.5%

The entire principal hereof shall be payable in a series of two equal semiannual installments, six months and one year, respectively, after the date hereof, together with all accrued interest therein. All payments of principal and interest hereunder shall be made at the principal business address of the Payee.

The Debtor shall have the right to prepay the unpaid principal amount of this Note in full at any time, or in part from time to time, without premium or prepayment penalty, with all accrued interest to the date of prepayment.

This Note is made and delivered by the Debtor to the Payee pursuant to a certain Shareholders Agreement, dated as of [ ](the "Agreement"), between the Payee and the Debtor. This Note and all payments on or in respect of this Note are subject to the provisions of the Agreement, to which reference is hereby made.

Anything implied herein to the contrary notwithstanding, in the event that (1) the Debtor shall fail to pay when due the principal amount of or interest on this Note, (2) the Debtor shall make an assignment of the whole or a substantial part of its or his or her assets for the benefit of creditors, or (3) there shall be commenced by or against the Debtor any proceeding under any bankruptcy, insolvency, readjustment of debt or similar law of any jurisdiction which, in the case of a proceeding against it or him or her, shall not have been dismissed within sixty (60) days of its commencement, then the Payee may, in his or her discretion, without notice to or demand upon the Debtor, declare the entire unpaid principal of this Note and all of the unpaid interest accrued thereon to be immediately due and payable, whereupon all of the unpaid principal of this Note and all of the unpaid interest accrued thereon shall (if not already due and payable) forthwith become and be due and payable to the Payee hereof.

Every Obligor waives presentment, notice, protest and all other demands and notices and assents to any extension of the time of payment or any other indulgence, or to any subrelease of any Obligor. As used herein "Obligor" means any person primarily or secondarily liable hereunder or in respect hereto.

The failure of the Payee to exercise any of his or her rights, remedies, powers or privileges hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

The Debtor will pay on demand all costs of collection including all court costs and reasonable attorney's fees paid or incurred by the Payee in enforcing this Note on default.

This Note is delivered in and shall be governed by and interpreted and determined in accordance with the laws of the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, the undersigned has caused this Promissory Note to be executed on the day and in the year first above written.

By:

Full name:

Address: